

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2021

Richard S. Kollender
President & Chief Financial Officer
Strongbridge Biopharma plc
900 Northbrook Drive, Suite 200
Trevose, PA 19053

      Re: Strongbridge Biopharma plc
            Form 10-K for the fiscal year ended December 31, 2020
            Filed March 3, 2021
            File No. 001-37569

Dear Mr. Kollender:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences